                                                                       Exhibit 8

                   Description of PMLIC's Issuance, Transfer
                     and Redemption Procedures for Policies
                        Pursuant to Rule 6e-2(b)(12)(ii)

Set forth below is the information called for under Rule 6e-2(b)(12)(ii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Section 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder for issuance, transfer and redemption procedures under variable life insurance policies to the extent necessary to comply with Rule 6e-2, state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and not discriminatory and they must be disclosed in the registration statement filed by the separate account.

PMLIC's Separate Accounts (the Growth Separate Account, the Money Market Separate Account, the Bond Separate Account, the Managed Separate Account and the Zero Coupon Bond Separate Account) are registered under the 1940 Act. Procedures described herein apply equally to each Separate Account. For purposes of this description, procedures are defined in terms of one Account except where a discussion of all or any particular Account is necessary.

PMLIC believes its procedures meet the requirements of Rule 6e-2(b)(12)(ii) and states the following:

     1. Because of the insurance nature of PMLIC's variable life insurance policies ("policies") and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

     2. In structuring its procedures to comply with Rule 6e-2, state insurance laws and administrative procedures of PMLIC, it has attempted to comply with the intendment of the 1940 Act, to the extent deemed feasible.

     3. In general, state insurance laws require that PMLIC's procedures be reasonable, fair and not discriminatory.

     4. Because of the nature of the insurance product, it is often difficult to determine precisely when PMLIC's procedures deviate from those required under Sections 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited Sections or Rule.

I.   "Redemption Procedures":
      Surrender and Related Transactions

This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. PMLIC's policies provide for the payment of monies to a policyholder or beneficiary upon presentation of a policy. The principal difference between PMLIC's "redemption" procedures and those in a mutual fund or contractual plan context is that the payee will not receive a pro rata or proportionate share of the Account's assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the policy is presented, including, for example, the net cash surrender value or proceeds at death. There are also certain policy provisions -- such as the loan privilege -- under which the policy will not be presented to PMLIC but which will affect the policyholder's benefits and involve a transfer of the assets supporting the policy reserve out of the Account. Finally, state insurance law may require that certain requirements be met before PMLIC is permitted to make payments to the payee.

                   a. Surrender for Net Cash Surrender Value

A policyholder may surrender the policy for its net cash surrender value at any time while the insured is living. PMLIC will pay the net cash surrender value within seven days after receipt, at its Home Office, of the policy and a signed request for surrender. Computations with respect to the investment experience of the Account will be made at the close of trading on the New York Stock Exchange on each day during which the New York Stock Exchange is open for trading. This will enable PMLIC to pay a net cash surrender value on surrender based on the next computed value after a request is received. The surrender is effective on the date the policyholder transmits the request to PMLIC.

The net cash surrender value at any time in the first nine policy years is the net cash value (cash value less any outstanding policy loan and accrued interest), minus a surrender charge, consisting of a contingent deferred administrative charge and a contingent deferred sales charge. The net cash surrender value on surrender at the end of the 9th year or later is the net cash value.

The contingent deferred administrative charge is $5 per $1000 of face amount for surrenders in policy years 1 through 5; this charge is reduced by $1 per $1000 of face amount in each policy year after the fifth. The contingent deferred administrative charge is designed to recover, as far as possible, the administrative expenses, such as underwriting expenses, incurred in connection with issuance of a policy. As a result, in the early months after issue, there may be no net cash surrender value if only scheduled premiums are paid.

In no event will the contingent deferred sales charge upon surrender be greater than 25% of scheduled base premiums due in policy year 1, plus 5% of the scheduled base premiums due in policy years 2 through 5. For the purpose of computing this limit PMLIC uses the lesser of scheduled base premiums payable to the date of surrender or lapse and total premiums paid (less premium processing charges)

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to such date. For this purpose scheduled base premium is the scheduled premium less premium processing charge and premiums for supplementary benefits and "extra-premium" risks. The maximum contingent deferred sales charge in contract years 6 through 10 is the maximum charge at the end of the fifth contract year, reduced as explained in the prospectus and each policy.

After nine full policy years the contingent deferred sales charge and the contingent deferred administrative charge are zero.

PMLIC will make the payment of the net cash surrender value out of its general account and, at the same time, transfer assets from the Account to the general account in an amount equal to the investment base in the Account.

In lieu of payment of the net cash surrender value in a single sum upon surrender of a policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit payment options described in the policies or, with the approval of PMLIC, a combination of options. The election may be made by the policyholder during his or her lifetime, or, if no election is in effect at his or her death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the policies.


                       b. Withdrawal of Excess Cash Value

A policyholder may withdraw excess cash value from the policy if two conditions are met. First, a cash withdrawal may be made only to the extent that the cash surrender value (the cash value minus any applicable surrender charge) is at least $300 more than an amount called the "Withdrawal Single Premium" which depends on the insured's attained age. Second, a cash withdrawal may be made only if the amount withdrawn does not reduce the policy's net loan value (loan value less existing policy loan and accrued interest) to zero.

No more than four withdrawals may be made in a policy year. A withdrawal cannot be made for less than $300. Withdrawals cannot be repaid except as premium payments, subject to premium expense charges, and any applicable limits on premium payments.

Whenever a withdrawal is made, the death benefit will immediately be recalculated to take into account the reduction in cash value. This will not change the guaranteed minimum death benefit or the amount of scheduled premiums payable before the premium change date. The amount of scheduled premiums after the premium change date may be affected by withdrawals but in no event will they be greater than the amount set forth in the policy.


                                c. Death Claims

PMLIC will pay a death benefit to the beneficiary within seven days after receipt, at its Home Office, of the policy, due proof of death of the insured, and all other requirements necessary to make payment.

                                c. Death Claims

PMLIC will pay a death benefit to the beneficiary within seven days after receipt, at its Home Office, of the policy, due proof of death of the insured, and all other requirements necessary to make payment.

There are two Death Benefit Options under the policy. Under the Basic Death Benefit Option, the death benefit is equal to the greatest of: (1) the face amount of the policy; (2) the face amount of the policy plus the amount by which the cash value of the policy on the date of death exceeds the 7 1/2% Special Premium Payment Single Premium; or (3) the cash value of the policy on the date of death times the Death Benefit Factor shown in the policy for the insured's sex, if applicable, attained age and premium class. Under the Increasing Death Benefit Option, the death benefit is equal to the greatest of:
(1) the face amount of the policy plus the sum of unscheduled premiums received by PMLIC as of the date of death; (2) the face amount of the policy plus the amount by which the cash value of the policy on the date of death exceeds the 7 1/2% Special Premium Payment Single Premium; or (3) the cash value of the policy on the date of death times the Death Benefit Factor shown in the policy for the insured's sex, if applicable, attained age and premium class.

As long as required scheduled premiums are paid, the death benefit is guaranteed never to be less than the applicable Guaranteed Minimum Death Benefit (GMDB) for the policy. For a policy with the Basic Death Benefit the GMDB is equal to the face amount of the policy. For a policy with the Increasing Death Benefit, the GMDB is equal to the face amount of the policy plus the sum of unscheduled premium payments received by PMLIC as of the date of death. Under either option, the death benefit in excess of the applicable GMDB depends on the cash value of the policy when the insured dies.

The Death Benefit Option is chosen at the time of application for the policy. If the policy is issued with the Basic Death Benefit, the owner may change to the Increasing Death Benefit only during the first policy year. Once the Increasing Death Benefit has been chosen, the owner may not subsequently change to the Basic Death Benefit.

To determine the proceeds at death payable to the beneficiary, the death benefit will be adjusted to reflect any premiums paid past the date of death, any insurance benefits added by rider, any outstanding policy loans or loan interest and any premium due if death occurs during the grace period. The proceeds at death also reflects interest from the date of death to the date of payment.

PMLIC will make payment of the death benefit out of its general account, and will transfer assets from the Account to the general account in an amount equal to the investment base in that Account determined without regard to the GMDB.
In lieu of payment of the death benefit in a single sum, a settlement option may be elected as described immediately above with respect to surrender for net cash surrender value.

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                             d. Exchange of Policy

PMLIC's policies provide that the policyholder, with 24 months of issuance, or within 6 months after the effective date of a material change in the investment policy of a chosen Account, may exchange the policy, without submission of new evidence of insurability, for a permanent fixed benefit insurance policy ("new policy") provided premiums are duly paid and any outstanding policy loan, plus accrued interest, is repaid prior to the effective date of the exchange. The new policy will have a level face amount equal to the face amount of the policy and the same issue age, issue date and premium class for the insured as the policy.

Premiums for the new policy will be based on the premium rates for the new policy which were in effect on the policy date. There is currently more than one policy into which an owner may exchange. The premiums under the new policy currently may be higher or lower than premiums under the policy depending upon the age, sex and premium class of the insured.

This exchange privilege is designed to permit the policyholder to change his or her mind ab initio and obtain a fixed benefit policy based on the original issue age for the policy -- just as if the policyholder had originally decided to buy fixed benefit insurance.

The exchange will be subject to an equitable adjustment to reflect variances, if any, in the premiums, cash values and dividends between the policy and the new policy. The exchange will also be subject to an adjustment to reflect the investment experience of the chosen Accounts on the policy's cash value.

PMLIC will transfer assets from the Account to the general account in an amount equal to the investment base in the Account.


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
                        e.  Default and Options on Lapse

Unless the Special Premium Payment Provision is in effect or the Automatic Premium Loan provision is operative, a premium not paid on or before its due date is in default. The policy, however, provides for a 61-day grace period for the payment of each premium after the first. The insurance continues in force during the grace period and a policy's benefits will not be affected if the premium is paid during the grace period. But, if the insured dies during the grace period, the portion of the premium due which is applicable to the period from the premium due date to the date of death is deducted from the death benefit. If a premium is not paid by the end of its grace period, the policy will lapse as of the premium due date.

Within 3 months after the date of default, if a policy is not surrendered, the cash surrender value less any loans and loan interest may be applied to purchase an option for continued insurance. The options are for reduced paid-up whole life insurance and extended term insurance. Under the policy, the extended term insurance option will be the automatic option if no other election is made. However, that option is available only if the premium class is non-smoker or standard. If the policy premium class is non-smoker with extra-premium or extra premium, paid-up insurance will be the automatic option. Both options are for fixed life insurance and neither option requires the further payment of premiums.

If the insured dies after the grace period ends but within 3 months after the date of default without selecting one of the available options, the death benefit will be the greater of the benefit under reduced paid-up insurance calculated as of the date of death and extended term, except in those cases where extended term is not an available option.

A selected option will be applied on the date PMLIC receives written request at its Home Office; PMLIC will apply an automatic option three months after the date of lapse. The option will be effective as of the date of lapse.

The reduced paid-up insurance option provides a fixed and level amount of paid-up whole life insurance. The amount of coverage will be that which the net cash surrender value as of the date the option is applied, plus monthly deductions made on any Policy Processing Day on or after the date of lapse, will purchase.

The extended term insurance option provides a fixed and level amount of term insurance equal to the death benefit (less any unpaid loan and loan interest) as of the date of lapse. The insurance coverage under this option will continue for as long a period as the net cash surrender value as of the date the option is applied, plus monthly deductions made on any policy processing day on or after the date of lapse, will, when used as a single premium, buy.

Under both options, the net cash surrender value is used as a net single premium for the Insured's age as of the date of lapse to purchase the insurance provided by the option.

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
A policy continued under either option may be surrendered for its net cash surrender value while the Insured is living. Loans are available under the reduced paid-up insurance option, but not under the extended term insurance option.

                                 f. Policy Loan

A policyholder may borrow from PMLIC using the policy as sole security. The owner may borrow up to the difference between the policy's current loan value and any outstanding policy loan and accrued interest. During policy years 1 through 3 the loan value of the policy is 75% of the cash surrender value; thereafter the loan value is 90% of the policy's cash surrender value. The cash surrender value for this purpose will be the cash surrender value computed on the date a written request for a loan is received by PMLIC. Payment of the loan from PMLIC's general account will be made to the policyholder within seven days of receipt. Interest accrues daily either at a fixed annual rate of 8% or, if a policyholder has elected to have a variable loan interest rate applied to loans made under the policy, at the variable loan interest rate then applicable to the loan. Except when used to pay premiums, a new loan will not be permitted unless it is at least $300. Any unpaid premium then due will be deducted from the policy loan. The owner may repay all or a portion of any loan and accrued interest while the Insured is living and the policy is in force.

If the policyholder elects to have a variable loan interest rate applied to policy loans, interest on the loan will accrue daily at an annual rate PMLIC determines at the beginning of each January, April, July and October (the determination is made on a less frequent basis in some states). The interest rate will not exceed the greater of (1) Moody's Corporate Bond Yield Average-Monthly Average Corporates as published by Moody's Investors Service, Inc., (if the average is no longer published, a substantially similar average established by the insurance supervisory official of the state where the policy is delivered will be used) or (2) 5 1/2%.

When a loan is taken out, a portion of the investment base equal to the loan is transferred from the Account to PMLIC's general account, and repayment of a loan will result in a transfer back to the Account. Loans and any repayments will be allocated among the Accounts based upon the net cash value in each Account as of the date the loans or the repayments are made. The amount maintained in the general account will not be credited with the investment earnings of the Account during the period the loan is outstanding. Instead, interest will be credited daily at an effective annual rate 1.5% below the 8% or variable interest rate charged on the policy loan. Therefore, a policy's death benefit above the guaranteed minimum and a policy's cash value are permanently affected by any loan whether or not repaid in whole or in part.

The amount of any outstanding loan plus accrued loan interest is subtracted from the death benefit or the cash surrender value on payment.

If on the policy anniversary the outstanding loan plus loan interest accrued exceeds the cash surrender value, the policy will terminate 31 days after notice has been mailed by PMLIC to the policyholder and any assignee of record at their


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
last known addresses, unless payment of the amount of such excess is made within that period.

                        g. Redistributions Among Accounts
                           ------------------------------

A policyholder may redistribute the amount provided for investment in the Accounts up to 4 times a year without PMLIC's consent. The redistribution will be effective as of the date of receipt of the written transfer request at PMLIC's Home Office. PMLIC reserves the right to require the amount transferred to be at least $100 (or the entire Account balance, if smaller). If a transfer would leave less than $100 in an Account, PMLIC reserves the right to transfer the entire balance.

                       h. Right of Withdrawal Procedures
                          ------------------------------

PMLIC policies provide that the policyholder, within 45 days after signing Part I of the policy application, within 10 days after receipt of the policy or within 10 days after the mailing of the Notice of Withdrawal Right, whichever is latest, may return the policy and receive a refund. The refund is equal to the total cash value of the Accounts when the request is received, plus: (1) any premium expense charges which were deducted from premiums: (2) monthly deductions made on any Policy Processing Day; and (3) daily charges against the Accounts and fees and expenses for the Fund. Such a provision is required under the insurance laws of a number of states (PMLIC will refund the premiums paid if such is required by state law).

                              i. Rewrite Privilege
                                 -----------------

Pursuant to an administrative procedure of PMLIC known as "rewriting," PMLIC policyholders may substitute another policy currently offered by PMLIC for a policy issued within the six month period immediately preceding the date of rewrite. The new policy will typically have the same face amount as the original policy. The original policy will be deemed to be void and the new policy will be backdated to the issue date of the original policy in accordance with PMLIC's standard backdating procedures. There is currently more than one policy into which a policyholder may rewrite.

         j.  Refund of Excess Premiums for Modified Endowment Contracts
             ----------------------------------------------------------

At the time a premium is credited which would cause the policy to become a Modified Endowment Contract (MEC), PMLIC will notify the policyowner that unless a refund of the excess premium is requested by the policyowner, the policy will become a MEC. The policyowner will have 30 days after receiving such notice to request the refund. The excess premium paid (with any required interest or earnings) will be returned to the policyowner upon receipt by PMLIC of the request. The amount refunded will be deducted from the Separate Accounts in the same proportion as the premium was allocated to the Separate Accounts.

II. "Public Offering Price": Purchase and Related Transactions
     -- Section 22(d) and Rule 22(c)-1
     ---------------------------------------------------------

This section outlines those principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a



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
"purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions--such as loan repayment--which do not result in the issuance of a policy but which require certain repayments by the policyholder and involve a transfer of assets supporting the policy reserve into the Account.

                a. Premium Schedules and Underwriting Standards
                   --------------------------------------------

Premiums for PMLIC's policies will not be the same for all policyholders. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyholder pays a premium commensurate with the insured's mortality risk which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform premium (or "public offering price") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be no uniform "public offering price" for all policyholders, there will be a single "price" for all policyholders in a given actuarial category.

Lower scheduled premiums will be charged for non-smokers who are at least 22 years of age and who are standard risks in other respects. Additional scheduled premiums will be charged for a policy involving "extra-premium" class or for supplementary benefits.

In setting its premium rates, PMLIC will take into consideration actuarial estimates of death and surrender benefits, expenses, investment experience and an amount to be contributed to PMLIC's surplus. In addition, the amount of premiums will depend upon the face amount of the policy, the age and sex of the person insured and the frequency of premium payments. If payments are made on other than an annual basis, the aggregate gross premium amounts for a policy year will be higher.

The policies will be offered and sold pursuant to established premium schedules and underwriting standards and in accordance with state insurance laws. The underwriting standards and premium processing practices followed by PMLIC are similar to those followed in connection with the offer and sale of fixed-benefit life insurance, modified where necessary to meet the requirements of the federal securities laws. State insurance laws prohibit unfair discrimination among policyholders, but recognize that premiums must be based upon factors such as age, sex, health and occupation. The prospectus specifies scheduled premiums for illustrative ages. In addition, the scheduled premiums to be paid by the policyholder will be specified in the policy.

If scheduled premiums are paid when due, PMLIC guarantees to keep the policy in force and to provide at least the Guaranteed Minimum Death Benefit regardless of investment performance, unless there is an outstanding policy loan. The policyholder will have the option of paying more than the scheduled premiums by making unscheduled premium payments in order to increase the cash value as of the date such payment is received by PMLIC and hence increase the likelihood



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
that the payment of a scheduled premium may not be required to keep the policy in full force. Favorable investment experience, less than maximum cost of insurance and other charges by PMLIC and payment of unscheduled premiums will each tend to increase the likelihood that the Special Premium Payment Provision will go into effect, thereby allowing the policyholder to skip a premium payment and still have the policy remain in full force.

Scheduled premiums on the policy are payable during the insured's lifetime on an annual, semi-annual, quarterly or monthly basis on due dates set forth in the policy. If paid more often than annually, the aggregate annual premium will be higher.

                 b. Application and Initial Premium Processing

Upon receipt of a completed application from a proposed policyholder PMLIC will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the applicant is insurable. This process may require that further information be provided by the proposed insured before a determination can be made.

The date on which a policy is issued is referred to as the issue date. The issue date represents the commencement of the suicide and contestable periods for purposes of the policies. The first net scheduled premium will generally be credited to the Accounts and the benefits will begin to vary with investment experience on the later of the issue date or the date the initial premium is received. Insurance coverage will also typically begin on the later of the issue date or the date the full initial premium is received. PMLIC may, however, provide temporary life insurance coverage, the death benefit of which shall not exceed $500,000, prior to the policy's issue date, provided the full initial premium has been paid.

The policy date is the date used to determine the policy anniversary date. In addition, the insurance age of the insured will be determined as of that date. The policyholder determines the policy date. In no case may the policy date be more than six months prior to the issue date.

                     c. Anniversary and Premium Processing

Whenever a premium is received, PMLIC will subtract $1 and 7 1/2% of the rest of the premium. What is left will be invested in the chosen Accounts as of the date received.

              d. Payment of Premiums Under Automatic Premium Plan

Premiums may be paid monthly under the Automatic Premium Plan (APP) where the policyowner authorizes PMLIC to withdraw premiums from the policyowners checking account each month. The premiums are paid either through "checks" drawn on the policyowners account or via electronic funds transfer (EFT). For all policyowners who elect APP, net premiums will be credited to the policy on the same date of each month (currently it is anticipated that this will be the 18th of each month; if the 18th falls on a weekend day or holiday, it ordinarily will be on the next following business day). The net premium will be allocated to the Separate Accounts on the day the "check" or draft is created.

         e. Refund of Excess Premiums for Modified Endowment Contracts
            ----------------------------------------------------------

See I(j) above

                                f. Reinstatement
                                   -------------

A policy not surrendered for its net cash surrender value may be reinstated within three years from the date of default in accordance with the policy. To reinstate, the policyholder generally must submit a written application for reinstatement and pay PMLIC the greater of:

     (a) all unpaid scheduled premiums with interest at 6% per year compounded annually, plus any policy loan and accrued interest as of the end of the grace period; or

     (b) 110% of the increase in the cash surrender value resulting from reinstatement plus all overdue premiums for supplementary insurance benefits with interest at 6% compounded annually.


Evidence of insurability satisfactory to PMLIC at the time of reinstatement is required. Upon reinstatement the policy will have the same cash value and death benefit as if default had not occurred. The date of reinstatement will be the date PMLIC approves the application for reinstatement. The amount required for reinstatement will be placed in PMLIC's general account and the amount required to support the reinstated benefits will be transferred to the chosen Accounts.

                              g. Repayment of Loan
                                 -----------------

A loan made under PMLIC's policies may be repaid while the insured is living and the policy is in force with an amount equal to the monies borrowed plus interest either at a fixed annual rate of 8% or, if policyholder has elected to have a variable loan interest rate applied to loans under the policy, at the variable loan interest rate then applicable to the loan.


Upon repayment of a policy loan a transfer will be made from general account to the Accounts is an amount equal to the repaid loan. The repayment will be allocated among the Accounts based on the net cash value in each Account as of the date of the repayment.


                  b. Correction of Misstatement of Age or Sex
                     ----------------------------------------

If PMLIC discovers that the Insured's stated age or sex is not correct, the face amount of the policy will be corrected to that which the scheduled premium would have purchased at the correct age and sex. PMLIC will recalculate the cash value from the issue date using mortality charges based on the insured's correct age and sex and the corrected face amount. The death benefit will be determined based on this recalculated cash value.

                        i. Redistributions Into Accounts
                           -----------------------------

This is the other side of the transaction described in I(g) above.


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
                       METHOD OF COMPUTING ADJUSTMENTS IN
                         PAYMENTS AND CASH VALUES UPON
                      CONVERSION TO FIXED BENEFIT POLICIES
                       PURSUANT TO RULE 6e-2(b)(13)(v)(B)

                     -------------------------------------

Set forth below is an explanation of the method that PMLIC will follow in making a cash adjustment when a policy is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-2(b)(13)(v)(B).

At any time during the first 24 months after a policy is issued, so long as the policy is not in default, the policyholder may exchange it for a fixed benefit whole life insurance policy on the insured's life issued by PMLIC. No evidence of insurability is required to exercise this privilege. The new policy will have a face amount equal to the face amount of the policy and the same issue age, issue date and premium class for the insured as the policy. Premiums for the new policy will be based on the rates which were in effect for the new policy on the policy date for the policy. The exchange will be subject to an equitable adjustment to reflect variances, if any, in the cash values and dividends of the policy and the new policy. The adjustment in cost will be (1)
- (2) - (3) - (4):

     (1)  Gross premiums on the new policy accumulated at interest.
     (2)  Dividends on the new policy accumulated at interest.
     (3)  Premium expense charges on the policy accumulated at interest.
     (4)  Cash value of the policy.

Such adjustment will be payable by the policyholder if positive and payable to the policyholder if negative. If there is an outstanding loan on the policy, the loan plus accrued interest must be repaid in addition to the adjustment in cost. The rate of interest used for the accumulations will be the variable loan interest rate then in effect

At the time of the exchange, PMLIC will transfer assets from the Account to the general account equal to the applicable reserve.


                                      -12-